FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of February 2021

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Argentina Bank S.A.

Item

MATERIAL EVENT

INCOME TAX AFFIDAVIT 2016. LEGAL ACTION

Buenos Aires, February 2nd, 2021

Securities and Exchange Commission

RE: RELEVANT FACT – Income Tax Affidavit 2016. Legal Action

We hereby address you in relation to the relevant fact dated May 17, 2017 (ID 484249) which reported that Banco BBVA Argentina SA (the “Bank”) filed a legal action to declare unconstitutionality of the provisions that prevented the application of the inflation adjustment mechanism established by Law No. 20,628 for the 2016 fiscal period; and the relevant fact dated June 8, 2017 (ID 492564) by which the Bank proceeded to create a provision in order to deal with the possible contingency arising from the legal action, as required by the Central Bank of the Argentina Republic.

In this regard, we inform the confirmation of the favourable decision of the court of appeals decision in said legal action. Therefore the Bank will proceed to release the provision for 1,185.8 million.

Yours faithfully.

Banco BBVA Argentina S.A.

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 17-10-19 N° 21.332 L.97 T SA (T.O)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Argentina Bank S.A.

Date: February 2nd, 2021	By:	/s/ Ernesto Gallardo
Name: Ernesto Gallardo
Title: Chief Financial Officer